# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to statement on Schedule 13G (this ''Amendment No.1''), in Row (11) the percentage is based on 4,366,123 shares of common stock, par value $0.0001 per share, of the issuer ("Common Stock") outstanding as of November 7, 2025, as disclosed by the issuer in its quarterly filing, filed by the issuer with the U.S. Securities and Exchange Commission (the "SEC") on November 12, 2025 (the "10-Q"), after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the filing of the 10-Q, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 228,408; sole dispositive power 0; shared dispositive power 228,408; aggregate amount beneficially owned 228,408 (5% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, in Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding as of December 31, 2025. The reporting person no longer beneficially owns more than 5% of the common stock and accordingly this constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, CA 94114

## Item 2. Person Filing
Name of person filing: (i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent"); (ii) Ascent Partners LLC, a Delaware limited liability company ("AP"); (iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion"); (iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP"); (v) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings"); (vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada"); (vii) Mikhail Gurevich; (viii) Gennadiy Gurevich; and (ix) Alon Brenner. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Schedule 13G, filed with the SEC on October 7, 2025 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP, Dominion GP and Dominion Holdings is a Delaware limited liability company. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned: The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G and Amendment No. 1 in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the shares of the outstanding shares of Common Stock and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons. The information required by this item with respect to each reporting person is set forth on rows 5 through 9 and 11 of the cover page to this Amendment No. 1 and is incorporated herein by reference for each such reporting person. In Row (11) the percentage is based on 4,366,123 shares of Common Stock outstanding as of November 7, 2025, as disclosed by the issuer in the 10-Q filing dated as of November 12, 2025, after accounting for the issuance of an aggregate of 228,408 shares of Common Stock to the reporting person subsequent to the 10-Q filing, for a total of 4,594,531 shares of Common Stock outstanding. As of December 31, 2025, Ascent directly holds an aggregate of 228,408 shares of Common Stock (the "Shares"), which were issued as payment adjustment shares in connection with an advance notice under an equity purchase agreement dated September 12, 2025, by and between the issuer and Ascent. Because on January 5, 2026 the Company was delisted from Nasdaq according to the Form 8-K filed on January 5, 2026, the Company has not been able to draw on the facility since December 31, 2025, as reflected in a notice from Nasdaq to Bolt Projects Holdings, Inc. sent on December 31, 2025. The notice of failure of conditions under the equity purchase agreement was sent to the company by Ascent on January 15, 2025. Each of Mikhail Gurevich and Gennadiy Gurevich manages Dominion Holdings, Dominion GP, Dominion, AP and Ascent. Dominion Holdings manages Dominion GP, Dominion, AP and Ascent. Dominion GP manages Dominion, AP and Ascent. Dominion manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent. Ascent has the power to dispose of and the power to vote the Shares beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Dominion Holdings, Dominion GP, Masada, Dominion, Alon Brenner and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 4.97
Sole power to vote or to direct the vote: (A) Ascent: 0.00 (B) AP: 0.00 (C) Dominion: 0.00 (D) Dominion GP: 0.00 (E) Dominion Holdings: 0.00 (F) Masada: 0.00 (G) Mikhail Gurevich: 0.00 (H) Gennadiy Gurevich: 0.00 (I) Alon Brenner: 0.00
Shared power to vote or to direct the vote: (A) Ascent: 228,408 (B) AP: 228,408 (C) Dominion: 228,408 (D) Dominion GP: 228,408 (E) Dominion Holdings: 228,408 (F) Masada: 228,408 (G) Mikhail Gurevich: 228,408 (H) Gennadiy Gurevich: 228,408 (I) Alon Brenner: 228,408
Sole power to dispose or to direct the disposition: (A) Ascent: 0.00 (B) AP: 0.00 (C) Dominion: 0.00 (D) Dominion GP: 0.00 (E) Dominion Holdings: 0.00 (F) Masada: 0.00 (G) Mikhail Gurevich: 0.00 (H) Gennadiy Gurevich: 0.00 (I) Alon Brenner: 0.00
Shared power to dispose or to direct the disposition: (A) Ascent: 228,408 (B) AP: 228,408 (C) Dominion: 228,408 (D) Dominion GP: 228,408 (E) Dominion Holdings: 228,408 (F) Masada: 228,408 (G) Mikhail Gurevich: 228,408 (H) Gennadiy Gurevich: 228,408 (I) Alon Brenner: 228,408

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for managing member of managing member (02/09/2026)
- Ascent Partners LLC: Ascent Partners LLC, Mikhail Gurevich, signatory for managing member (02/09/2026)
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (02/09/2026)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC (02/09/2026)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (02/09/2026)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (02/09/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (02/09/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (02/09/2026)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (02/09/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated October 7, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on October 7, 2025).